Mission NewEnergy Limited
One Mission : One Energy : NewEnergy

Unit B2, 431 Roberts Rd, Subiaco WA 6008

Tel: + 618 (08) 6313 3975
Fax: + 618 (08) 6270 6339
Email: invest@missionnewenergy.com
Website: www.missionnewenergy.com

23 November 2012
ASX ANNOUNCEMENT

RESULTS OF RESOLUTIONS PASSED AT THE GENERAL MEETING

Mission NewEnergy Limited advises that at the General Meeting held today, all the resolutions put to the members were passed on a show of hands.

Set out below is a summary of proxy votes exercisable by all proxies validly appointed in relation to each resolution.

	For	Against	Abstain	Proxy Holder's Discretion
Resolution 1 – Approval of Issue of New Notes Under the Exchange Offer	4,391,568	60,554	10,398	6,020
Resolution 2 – Approval of Acquisition of Shares by SLWI	4,390,942	61,628	9,950	6,020
Resolution 3 – Approval of Acquisition of Shares by Westcliff Trust (WCT)	4,396,942	55,628	9,950	6,020
Resolution 4 – Approval of Acquisition of Shares by Eastwood Trust (ECT)	4,390,942	60,028	11,550	6,020
Resolution 5 – Approval of Acquisition of Shares by NHA	4,390,942	60,028	11,550	6,020

Yours faithfully

Guy Burnett
Company Secretary